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                     September 25, 2020

       Antonio Milici
       Chief Executive Officer
       GeneThera, Inc.
       3051 W 105th Ave. #350251
       Westminster, CO 80035

                                                        Re: GeneThera, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed June 10, 2020
                                                            File No. 000-27237

       Dear Mr. Milici:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Life Sciences